UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

KIRBY CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	001-07615	74-1884980
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

55 Waugh Drive, Suite 1000
Houston, Texas 77007
(Address of principal executive offices, including zip code)

Amy D. Husted
Vice President, General Counsel and Secretary
(713) 435-1000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Item 1.01	Conflict Minerals Disclosure and Report

Kirby Corporation (the “Company”), along with all of its subsidiaries, is committed to sourcing products in accordance with the law and expects suppliers to do the same.  The Company has adopted a conflict minerals policy, which has been communicated internally to relevant personnel and to suppliers as described herein.  The policy is available at http://kirbycorp.com/investor-relations/corporate-governance/.  The information on the Company’s web site does not constitute part of this Form SD.  Certain terms used herein are defined in Item 1.01(d) of Form SD.

Through the Company’s distribution and services segment, the Company provides after-market service and parts for engines, transmissions, reduction gears, and related equipment used in oilfield services, marine, power generation, on-highway, and other industrial applications. The Company also rents equipment including generators, industrial compressors, railcar movers, and high capacity lift trucks for use in a variety of industrial markets, and manufactures and remanufactures oilfield service equipment, including pressure pumping units, for land-based oilfield service customers.

The Company has determined that tin, tungsten, tantalum, and/or gold (“3TG”) may be necessary to the functionality or production of one or more products manufactured by the Company or contracted by the Company to be manufactured, and therefore the Company has conducted a reasonable country of origin inquiry in good faith regarding those conflict minerals that is reasonably designed to determine whether any of the 3TG in its products originated in the Democratic Republic of the Congo or an adjoining country, or are from a recycled or scrap sources.

The products that the Company manufactures are complex, typically containing numerous products from many suppliers.  The Company has relationships with a significant number of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and the Company’s direct suppliers.  As a result, the Company must rely on its direct suppliers to work with upstream suppliers in order that they may provide the Company with accurate information about the origin of 3TG in the products the Company purchases from its direct suppliers.

Because of the complexity and size of the Company’s supply chain, it was not practicable to conduct a survey of all of the Company’s suppliers.  For 2020, 362 of the Company’s suppliers were identified by the Company’s relevant business units as potentially supplying products that contain 3TG.  To determine whether 3TG are (i) contained in products manufactured by the Company or contracted by the Company to be manufactured by the Company and (ii) originated in in the Democratic Republic of the Congo or an adjoining country, the Company retained Assent Compliance (“Assent”), a third-party service provider, to assist in reviewing its supply chain and identifying risks. The Company provided a list composed of suppliers and parts associated with the in-scope products to Assent for upload to the Assent Compliance Manager (“ACM”). To collect data on the materials’ sources of origin procured by the supply chain, the Company utilized the Electronic Industry Citizenship Coalition (EICC)–Global e-Sustainability Initiative (GeSI) Conflict Minerals Reporting Template version 5.12 or higher (“CMRT”) to conduct a survey of all in-scope suppliers. During the supplier survey, the Company contacted suppliers via the ACM. The ACM provides functionality that meets The Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements process expectations for 3TG by evaluating the quality of each supplier response and assigning a health score based on the supplier’s declaration of process engagement.  As part of the review process, the in-scope suppliers were requested to provide specified information regarding the inclusion of conflict minerals in the products supplied to the Company or its subsidiaries and the country of origin thereof, and were provided a copy of the Company’s current conflict minerals policy.  Each CMRT was evaluated for consistency, completeness, and accuracy and, in certain circumstances, further inquiries were made to clarify or improve the quality of the responses.  Moreover, suppliers providing no response or an inadequate response were subject to additional written or oral requests for information.  Information available from other sources (public and private) regarding the use and country of origin of conflict minerals in such suppliers’ products was also obtained and reviewed.

Based on responses received, the Company determined that 3TG present in certain of its products may have originated in the Democratic Republic of the Congo or an adjoining country and may not be from scrap or recycled sources.  The Company has elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report which are not historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties which could affect the Company’s actual results and could cause its actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.  Further information regarding the important factors that could cause actual results to differ from projected results can be found in the Company’s reports filed with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021.  The Company does not undertake any obligation to revise these forward-looking statements to reflect future events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KIRBY CORPORATION

	By:	/s/	William G. Harvey
	Name:		William G. Harvey
	Title:		Executive Vice President and Chief Financial Officer

Date: May 28, 2021